UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)*

                               IOMEGA CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      COMMON STOCK, $0.03 AND 1/3 PAR VALUE
--------------------------------------------------------------------------------
                         (Title and Class of Securities)

                                    462030107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             ANNUAL FILING FOR 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)
         [ ]      Rule 13d-1(c)
         [X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 462030107                  13G/A                     Page 2 of 8 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only)

         IDANTA PARTNERS LTD.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)
                                                                        ----
                                                                    (b) XX
                                                                        ----
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         TEXAS, UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
NUMBER OF          5        SOLE VOTING POWER
SHARES                      21,780,280 (1)
                   -------------------------------------------------------------
BENEFICIALLY       6        SHARED VOTING POWER
OWNED BY                    -0-
                   -------------------------------------------------------------
EACH               7        SOLE DISPOSITIVE POWER
REPORTING                   21,780,280 (1)
                   -------------------------------------------------------------
PERSON             8        SHARED DISPOSITIVE POWER
WITH                        -0-
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         21,780,280
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         8.1% (2)
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1)      As exercised by its general partner Dunn Family Trust, David J. Dunn,
         Trustee.

(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 270,042,942 shares of the Stock outstanding.

CUSIP NO. 462030107                  13G/A                     Page 3 of 8 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only)

         DUNN FAMILY TRUST, DAVID J. DUNN, TRUSTEE AND DAVID J. DUNN
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)
                                                                     ----
                                                                 (b)  XX
                                                                     ----
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
NUMBER OF          5        SOLE VOTING POWER
SHARES                      3,122,618 (Excludes 2,400 shares held by spouse)
                   -------------------------------------------------------------
BENEFICIALLY       6        SHARED VOTING POWER
OWNED BY                    21,780,280 (1)
                   -------------------------------------------------------------
EACH               7        SOLE DISPOSITIVE POWER
REPORTING                   3,122,618 (Excludes 2,400 shares held by spouse)
                   -------------------------------------------------------------
PERSON             8        SHARED DISPOSITIVE POWER
WITH                        21,780,280 (1)
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         24,902,898 (2)
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         XX
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         9.2% (3)
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
         IN and OO         (GRANTOR TRUST FOR INDIVIDUAL)
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Solely in his capacity as Trustee of Dunn Family Trust, a general partner of Idanta Partners Ltd.

(2) By virtue of (1) and his individual ownership of 133,104 shares of the Stock and his grantor trust's ownership of 2,989,514 shares of the Stock. Excludes 2,400 shares held by Mr. Dunn's spouse. Mr. Dunn disclaims beneficial ownership of such shares.

(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) of the Act, that there are 270,042,942 shares of the Stock outstanding.

CUSIP NO. 462030107                  13G/A                     Page 4 of 8 Pages


Pursuant to Rule 13d-2(b) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their schedule 13G Statement dated February 13, 1985 (the "Schedule 13G"), relating to the Common Stock, par value $0.03-1/3 per share (the "Stock"), of Iomega Corporation (the "Issuer"), as heretofore amended by:

         Amendment No. 1 thereto dated March 13, 1985, Amendment No. 2 thereto dated February 13, 1986, Amendment No. 3 thereto dated February 13, 1987, Amendment No. 4 thereto dated February 13, 1989, Amendment No. 5 thereto dated February 13, 1990, Amendment No. 6 thereto dated February 13, 1991, Amendment No. 7 thereto dated February 13, 1992, Amendment No. 8 thereto dated January 17, 1997 Amendment No. 9 thereto dated February 9, 1998, Amendment No. 10 thereto dated February 20, 1998, Amendment No. 11 thereto dated February 5, 1999, and Amendment No. 12, thereto dated February 8, 2000.

Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G. As defined in previous filings, Idanta Partners Ltd. is referred to as "IPL", David J. Dunn and Dunn Family Trust, David J. Dunn, Trustee, are referred to as "DJD" and "DFT", respectively.

Item 2 as reported in the Schedule 13G is hereby amended and restated to read as follows:

Item 2(a).        Name of Person Filing.
                  ---------------------

         Pursuant to Rule 13d-1(c) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G Statement on behalf of Idanta Partners Ltd., a Texas limited partnership ("IPL") and David J. Dunn ("DJD"), trustee of the Dunn Family Trust (a grantor trust) ("DFT"). IPL, DJD and DFT are sometimes hereinafter referred to as the "Reporting Persons." Under the IPL partnership agreement, Jonathan Huberman and Mahesh Krishnamurthy, both general partners of IPL, do not have sole or shared voting or dispositive power (within the meaning of Rule 13d-1). Therefore, Messrs. Huberman and Krishnamurthy are not deemed to beneficially own any shares of Iomega Corporation held by IPL. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
         Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

CUSIP NO. 462030107                  13G/A                     Page 5 of 8 Pages


Item 2(b).        Address of Principal Business Office, or if none, Residence.
                  -----------------------------------------------------------

         The principal business office address of all Reporting Persons (IPL, DJD and, DFT) is:

         4660 La Jolla Village Drive, Suite 850
         San Diego, California 91222

Item 2(c).        Citizenship.
                  -----------

         IPL is a Texas limited partnership.

         DFT is a California grantor trust.

         DJD is a citizen of the United States of America.


Item 4 as reported in the Schedule 13G is hereby amended and restated to read as follows:


Item 4.           Ownership.
                  ---------

         IPL: (a) The aggregate number of shares of the Stock that IPL owns beneficially, pursuant to Rule 13d-3 of the Act, is 21,780,280,
                  (b) which constitutes approximately 8.1% of the assumed 270,042,942 outstanding shares of the Stock.
                  (c) Acting through its general partners, IPL has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 21,780,280 shares of the Stock.

CUSIP NO. 462030107                  13G/A                     Page 6 of 8 Pages


DFT and DJD:   (a) Because of his position as general partner of IPL (which owns 21,780,280 shares of the Stock) and because of his individual ownership of 133,104 shares of the Stock and his grantor trust's ownership of 2,989,514 shares of the Stock, DFT and DJD may pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of 24,902,898 shares in the aggregate,
               (b) which constitutes approximately 9.2% of the assumed
               270,042,942 outstanding shares of the Stock. DJD's spouse owns
               2,400 shares of Stock of which DJD and DFT disclaim beneficial ownership.
               (c) In his capacity as a general partner of IPL, DFT has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 21,780,280 shares of the Stock. DFT has the sole power to vote or direct the vote and to dispose or to direct the disposition of 2,989,514 shares of the Stock, exercised by DJD. DJD has the sole power to vote or direct the vote and to dispose or to direct the disposition of 133,104 shares of the Stock. DJD's spouse owns 2,400 shares of Stock, which DJD and DFT disclaim beneficial ownership.


Item 8 as reported in the schedule 13G is hereby amended and restated to read as follows:

Item 8.           Identification and Classification of Members of the Group.
                  ----------------------------------------------------------


         This Schedule 13G Statement is being filed on behalf of each of the Reporting Persons pursuant to Rules 13d-1(d) and 13d-1(k)(1). The agreement required by Rule 13d- 1(k)(1) is attached hereto as Exhibit A.

CUSIP NO. 462030107                  13G/A                     Page 7 of 8 Pages


                                   Signatures:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2001


IDANTA PARTNERS LTD.
a Texas limited partnership



by: /s/ Jonathan Huberman
   -------------------------------
   Jonathan Huberman
   General Partner



DUNN FAMILY TRUST



by: /s/ David J. Dunn
   -------------------------------
   David J. Dunn, Trustee



DAVID J. DUNN



by: /s/ David J. Dunn
   -------------------------------
   David J. Dunn

CUSIP NO. 462030107                  13G/A                     Page 8 of 8 Pages


                                   EXHIBIT "A"

Pursuant to Rule 13d-1(k)(1) of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of them in the capacities set forth below.


IDANTA PARTNERS LTD.
a Texas limited partnership



by: /s/ Jonathan Huberman
   ---------------------------------
   Jonathan Huberman
   General Partner



DUNN FAMILY TRUST



by: /s/ David J. Dunn
   ---------------------------------
   David J. Dunn, Trustee



DAVID J. DUNN



by: /s/ David J. Dunn
   ---------------------------------
   David J. Dunnn